Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133082

PROSPECTUS

iVOW, INC.

290,000 Shares of Common Stock and

179,798 Shares of Common Stock
Issuable upon Exercise of Warrants

This prospectus may be used only in connection with the resale, from time to time, by the selling security holders identified in this prospectus of up to 469,798 shares of our common stock, $0.01 par value per share, which includes up to 179,798 shares of our common stock that may be acquired by such selling security holders upon the exercise of outstanding warrants with an exercise price of $3.18 per share. Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Security Holders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling security holders. We will receive proceeds upon cash exercise of the warrants to the extent the warrants are so exercised.

Our common stock trades on the Nasdaq Capital Market under the symbol “IVOW.” On April 26, 2006, the closing price for our common stock, as reported on The Nasdaq Capital Market, was $3.16 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2 of this prospectus for the risks you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2006

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ABOUT THIS PROSPECTUS

This prospectus constitutes part of the registration statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration or continuous offering process. It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with respect to us and the securities being offered by the selling security holders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

You should rely only on information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. These securities will not be sold in any jurisdiction where such sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or earlier dates as specified herein. Our business, financial condition, results of operations and prospects may have changes since those dates.

This prospectus provides you with a general description of the common stock that will be sold pursuant to this prospectus. The registration statement filed with the Securities and Exchange Commission includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the Securities and Exchange Commission, together with the additional information described under “Where You Can Find More Information.”

Our principal executive offices are located at 11455 El Camino Real, Suite 140, San Diego, California 92130, and our telephone number is (858) 703-2820. Unless the context requires otherwise, as used in this prospectus the terms “the Company,” “iVOW,” “we,” “us,” “our,” refer to iVOW, Inc., a Delaware corporation.

PROSPECTUS SUMMARY

This prospectus relates to the resale by the security holders listed under “Selling Security Holders” of up to 469,798 shares of our common stock, which includes up to 179,798 shares of common stock issuable upon exercise of outstanding warrants. The shares and warrants were issued in the private placement of “units” of our securities to accredited investors on February 22, 2006. Each unit, a Unit, consists of one share of our common stock and a warrant to purchase one-half share of our common stock. In connection with this financing, we issued a warrant to purchase 23,200 Units to Dawson James Securities, Inc., our placement agent. The 23,200 shares issuable upon exercise of that warrant and the 11,600 shares issuable upon exercise of the warrant underlying that warrant are registered for resale by this prospectus.

The selling security holders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution.” In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock purchase warrants described above as “the warrants.”

We will not receive any proceeds from the potential sale of the shares offered by the selling security holders. We will receive proceeds upon exercise of the warrants to the extent they are exercised. The warrants to purchase up to 144,998 shares of our common stock have an exercise price of $3.18 per share. The warrant held by our placement agent, or its transferees, to purchase 23,200 Units has an exercise price of $3.18 per Unit. The warrant obtained upon exercise of that warrant may be exercised by our placement agent, or its transferees, for up to 11,600 shares of our common stock at an exercise price of $3.18 per share. The aggregate amount of consideration we could receive from the exercise of all warrants issued in connection with this financing is approximately $571,758.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Note Regarding Forward Looking Statements.”

Risks Related to our Business and Industry

We need to raise additional funds immediately to support our operations. These funds may not be available on acceptable terms, if at all, and we may be forced to cease our operations.

At December 31, 2005, we had cash and cash equivalents of $851,315. Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006, included a report from our independent auditors that contained a going-concern qualification. We believe that our cash and cash equivalents will be sufficient to meet our anticipated capital requirements through the second quarter of 2006. However, we will need to raise additional capital to fund our operations beyond June 2006. Any future funding transaction may require us to relinquish rights to some of our intellectual property or products, and will be dilutive to our existing stockholders. We cannot guarantee that we will be able to complete any such transaction or secure additional funds on a timely basis, or at all, and we cannot assure that such transaction will be on reasonable terms. If we are unable to secure additional capital, we may be unable to sustain operations beyond June 2006, and you may lose your entire investment in our company.

We expect that the cash flows produced by our business will be unpredictable in the near term, and we expect to continue to experience operating losses for the foreseeable future, which increases our need for significant additional funding. The amount of additional capital that we need to raise will depend on many factors, including:

•                  the extent to which the iVOW Surgical Centers and other services gain market acceptance;

•                  the extent to which our SHS Centers and other services can be effectively and economically replicated;

•                  the speed with which we can execute our business plan, including our sales and marketing activities and the costs to establish iVOW Surgical Centers;

•                  the speed with which we can execute our business plan, including our sales and marketing activities and the costs to establish SHS modeled centers;

•                  the per patient revenue available via the SHS model;

•                  the levels of reimbursement for procedures performed; and

•                  the extent of competition.

Our common stock may be subject to delisting from the Nasdaq Capital Market because we fail to maintain compliance with continued listing criteria.

The quantitative standards for continued listing on the Nasdaq Capital Market requires a company to maintain a bid price for its stock of $1.00 per share and maintain a stockholders’ equity of at least $2,500,000 (or satisfy alternative requirements). Failure to comply with these requirements subjects a company to delisting proceedings. We have twice over the past 3 years been subjected to delisting proceedings from Nasdaq for failure to meet the minimum stockholders’ equity requirement. Each time we eventually regained compliance by raising additional operating capital.

As of December 31, 2005, our stockholders’ equity dropped below the $2,500,000 threshold to $2,479,320. As a result of the financing we completed in February 2006, our stockholders’ equity is greater than $2,500,000 as of the date of that financing. We cannot assure you that we will be able to maintain our stockholders’ equity above $2,500,000 or maintain our stock price above $1.00 per share.   In addition, we received 1,654,000 shares of

common stock of Viking in connection with the sale of our Visualization Technology business. We currently value those shares at a total of $661,600, which represents the trading price of Viking common stock at December 31, 2005. Viking’s common stock is thinly traded and sales of even small numbers of shares can significantly affect the trading price. Because of this, the trading price of Viking’s common stock is likely to fluctuate substantially over time, and this will affect the value we ascribe to our shares. A significant drop in the trading price of Viking’s common stock would negatively affect our financial position and, specifically, our stockholders’ equity balance. Any reduction in our stockholders’ equity associated with a drop in the trading price of Viking common stock could subject us to delisting proceedings by Nasdaq.

If we are unable to comply with Nasdaq’s continued listing requirements, our securities will be delisted from the Nasdaq Capital Market. The delisting of our common stock from the Nasdaq Capital Market may materially impair our stockholders’ ability to buy and sell shares of our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital should we desire to do so in the future.

We have a history of losses and may never become profitable.

Since our formation in July 1993, and as of December 31, 2005, we have incurred cumulative net losses of $ 74.4 million. Specifically, we incurred net losses of, $3.9 million in 2004 and $2.5 million in 2005. We expect to incur losses for the next several quarters as we continue to implement our business plan. However, we may never achieve or sustain profitability in the future. Even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

Our future financial results will fluctuate significantly.

As a result of our limited operating history and the short period of time during which we have focused on the provision of obesity surgery management services, we cannot predict our future revenues or operating results. We expect our future revenues and operating results to fluctuate unpredictably due to a combination of factors, including the potential costs of establishing additional iVOW Surgical Centers and SHS Centers.

Our future operating expenses are expected to increase in future periods as we intend to establish iVOW Surgical Centers and SHS Centers, expand our sales and marketing operations, expand our service capabilities, improve our internal operating and financial systems, and continue to comply with the stringent requirements of the Sarbanes-Oxley Act of 2002. In addition, our operating expenses are based on our expectations of future revenues, and are relatively fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses increase before our revenues do, then our business for a particular period would be materially adversely affected.

Because of all of these factors and the other risks discussed in this section, we believe that our quarterly and annual revenues, expenses and operating results likely will vary significantly in the future. If this occurs, any or all of the following may result:

•                  the market trading price of our common stock may fluctuate, negatively impacting the ability of stockholders to buy and sell our shares at consistent prices;

•                  we may have difficulty raising funds in the future at prices that are acceptable to us and our stockholders; and

•                  investors may be less willing to purchase our shares for lack of consistent operating results.

The license fees Viking Systems, Inc. owes us may not exceed the minimum royalty amounts.

As part of the sale of our Visualization Technology business unit to Viking Systems, Inc. (“Viking”), we entered a license agreement with Viking under which Viking agreed to pay us royalties over the next five years based on sales from this business unit, with minimum royalties during the five-year period. Viking paid us the minimum royalty of $150,000 for the first year of the license. Viking is a relatively new company, and there is no assurance that it will be successful in selling a significant number of products based on the Visualization Technology business. As a result, there can be no assurance that Viking will owe us more than the minimum royalties set forth in the license agreement. Additionally, if Viking’s business does not succeed, it may not have sufficient funds in the future to pay us the minimum royalty amounts owed to us under the license agreement.

Our liquidity and capital requirements will be difficult to predict.

Our liquidity and capital requirements will depend upon other numerous factors, including the following:

•                  the extent to which our products and services gain market acceptance;

•                  costs associated with establishing marketing, and operating our obesity related programs and disease state management business, including the iVOW Centers;

•                  the timing and costs of product and services introductions;

•                  the extent of our ongoing product and service development programs;

•                  the costs of sponsorship training of the physicians to become proficient in the use of our products and procedures; and

•                  the costs of developing marketing and distribution capabilities for our consumer products.

Even if we are successful in raising additional funds, circumstances, including slow rate of market acceptance of our services or our inability to efficiently manage our operations, would accelerate our use of proceeds from any offering we might do and require us to seek additional funds to support our operating requirements.

As a company, we have limited experience in the management of health care services businesses.

Over the past two years we have tested our ability to run outsourced programs through the three programs we currently operate. In addition, the co-founders of SHS bring over seven years of experience as owner-operators of SHS Centers. Nonetheless, we have only a limited direct as well as indirect operating history upon which an evaluation of our prospects can be based. In addition, the bariatric surgical management market is relatively new and is evolving rapidly, which can cause changes in the way clients react to the services offered. We have yet to prove that our management model is appropriate for the market we are addressing. To be successful, it is crucial that we develop strong affiliations with employers, payors, hospitals and providers, and we have as yet limitedly proven our ability to do so. We have established only three significant operating agreements with hospitals to date and operate only two SHS Centers. To successfully implement our business plan, we must establish many more such relationships.

Prior to the favorable ruling by CMS in February 2006, we believe our business had been adversely impacted by changes in reimbursement and uncertainty concerning CMS’s decision on whether to provide coverage for gastric bypass surgery. Doctors, hospitals, surgical practices and those companies that support the obesity surgery market will adapt their businesses to the evolving reimbursement and payor policies. We believe that for many of these parties CMS’s affirmative decision on the coverage of gastric bypass surgery is a critical step in their business analysis. However, since CMS only recently announced its decision, it is too early to determine what impact this decision will have on our business.

Also, we must respond to competitive developments and attract, retain and motivate experienced staff. There can be no assurance that we will be successful in addressing those market conditions or in implementing our business strategy. There can be no assurance that we will be able to achieve or sustain revenue growth or profitability.

On November 1, 2005, we acquired SHS as a wholly-owned subsidiary. We may not realize the expected benefits of the acquisition because of integration and other challenges, which could adversely affect our business.

We have limited experience in acquisition activities and integrating the operations, technologies, products, services and personnel of iVOW and SHS may be a complex, time consuming and expensive process that could significantly disrupt the business of the combined company.  Employees and management of each of iVOW and SHS have played a key role in creating each company and the integration of these two companies will alter prior relationships and may affect productivity. If we fail to successfully meet the challenges involved in integration or otherwise fail to realize any of the anticipated benefits of the acquisition, then the results of operations of the combined company could be seriously harmed. Realizing the benefits of the acquisition, if any, will depend in part on the successful integration of products, services, operations and personnel.

We may not successfully integrate the operations of SHS and iVOW in a timely manner, or at all, and the combined company may not realize the anticipated benefits of the acquisition to the extent, or in the timeframe, anticipated. The anticipated benefits of the acquisition are based on projections and assumptions, including successful integration, not actual experience. In addition to the integration risks discussed above, the combined company’s ability to realize those benefits could be adversely effected by practical or legal constraints on its ability to combine operations.

Our revenue model related to the iVow Surgical Centers relies on the provision of services and we have no ownership stake in the iVow Surgical Centers.

Our business model includes the ownership and operation of our SHS Centers as well as the provision of management services to owners of medical and surgical programs through our iVow Surgical Center program. With respect to our iVow Surgical Center program, we will not have an ownership interest in the iVow Surgical Centers, which will make it more difficult to sustain revenues from these Centers. We will not enjoy directly increased revenue based on the profitability or increased value of particular iVow Surgical Centers and, without an ownership interest in the iVow Surgical Centers, we are subject to all the risks of any service provider; our services could be terminated at the end of any contract period for such centers.

Roll-out of our iVow Surgical Centers and our SHS Centers depends on our entering into agreements with employers, payors, hospitals and physicians; the time to conclude these agreements may be extended and thereby delay or prevent the implementation of our strategy.

We plan to set up our iVow Surgical Centers and SHS Centers in conjunction with employers, payors, hospitals and surgeons. There can be no assurance that we will be able to negotiate the establishment of these Centers in a timely manner or on terms satisfactory to us, if at all. Our experience to date is limited to three existing management contracts for iVow Surgical Centers and two SHS Centers. We are in active negotiation for other iVow Surgical Centers and SHS Centers; however, we cannot accurately predict the time and expense involved in these negotiations, and any unexpected delays could negatively impact the execution of our strategic plan. Any inability to timely establish additional iVOW Surgical Centers and SHS Centers will harm our cash position and increase our need to raise additional capital.

We need to increase market awareness and acceptance of our new business model.

To our company’s knowledge, the comprehensive services offered by our new iVOW business model have not been available to date on a national level. While we have previously supplied clinical training and consulting services to various clients, we have only recently begun to promote our program management services and have just started to promote our owner operator model. As a result, employers, payors and providers of bariatric clinical services are not yet generally aware of the services we offer. In order to accomplish our strategic and business plans, we will have to quickly and effectively increase market awareness of our management model and the iVOW brand name, and convince employers, payors, doctors, hospitals and patients of the benefits of these services. Among other things, this will require that we:

•                        increase awareness of our complete service offering;

•                        strengthen our brand name to increase visibility;

•                        continue to upgrade and expand our services;

•                        increase awareness of the availability of surgery as a means of treating morbid obesity; and

•                        increase awareness of the availability of our multidisciplinary medically anchored weight management program as a means of treating chronic and morbid obesity.

We cannot assure you that we will be able to accomplish these objectives with the limited operating capital we currently have available, if at all.

After establishing iVow Surgical Centers and SHS Centers, we must continue to prove our value proposition.

In order to successfully negotiate and complete agreements with employers, payors, doctors and hospitals to establish iVow Surgical Centers and SHS Centers, we will need to present them with their anticipated return on investment (ROI), our projected revenues and operational metrics. We cannot assure you that our projections will prove accurate or that we will be able to provide the anticipated metrics. Our projections are based on limited input and operational history and failure to meet such projections will negatively impact our relationships with employers, payors, doctors and hospitals and our ability to attract additional business.

The provision of health care services is subject to considerable regulation by state and federal agencies, including regulations under HIPAA and Stark.

Our iVow Surgical Centers and SHS Centers will need to comply with many laws and regulations, both state and federal, which govern the provision of health care services. If they fail to comply with any such laws and regulations, then the penalties involved could be serious, time-consuming for management and expensive. Inexperience in health care services could contribute to an inadvertent breach of laws or regulations.

There are numerous federal and state regulations addressing patient information privacy and security concerns. In particular, the federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, contain provisions that:

•                  protect individual privacy by limiting the uses and disclosures of patient information;

•                  require the implementation of security safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form; and

•                  prescribe specific transaction formats and data code sets for certain electronic transactions.

Compliance with these regulations is costly and requires our management to spend substantial time and resources when working with our clients. We are unable to estimate the total financial impact of our continuing compliance with HIPAA requirements or of any future changes in these requirements.

In addition, the federal Stark Law restricts referrals by physicians of Medicare, Medicaid and other government-program patients to providers of a broad range of designated health services with which they have ownership or certain other financial arrangements. Many states have adopted legislative proposals to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals, regardless of the source of the payment for the care. These laws and regulations are extremely complex, and little judicial or regulatory interpretation exists. If the activities of a client of ours or other entity with which we have a business relationship were found to constitute a violation of anti-referral laws, and we were found to have knowingly participated in such activities, we could be subject to sanction or liability under such law.

We operate in a competitive market; new technologies, procedures, or pharmaceuticals could eventually radically change the modality of treatment of morbid obesity and negatively impact the economics of our obesity surgery business.

The market for products and services that address morbid obesity is attractive and therefore competitive and new offerings and technologies are in development by several companies. For example, we are aware of developments, primarily involving stimulation or balloon technology, which may come to the market in the next several years. These devices would be implanted in a relatively simple endoscopic procedure. These alternatives may prove to be more effective, less risky and/or cheaper than gastric bypass. If this turns out to be the case, our ability to generate revenues from the surgical model will be negatively affected. Also, many pharmaceutical companies are researching drug therapies for combating obesity. If they prove successful in finding a more effective solution for morbid obesity, then demand for a surgical option is likely to decline substantially. We cannot guarantee that we will compete successfully against our current or potential competitors, especially any pharmaceutical companies with significantly greater financial resources or brand name recognition.

We expect to compete with other companies that have the same objectives as us.

There are a few companies which intend to provide services to the morbid obesity market; while their business model is not identical to ours, the end result is likely to be that we will compete with each other in offering consulting and program management services. Three of these companies, to our knowledge, include bariatric surgeons in their management or ownership. This may prove to be an advantage over us in gaining access to potential clients because we do not have bariatric surgeons on our staff. Other companies have only a partial service offering, which may allow them, because of lower overhead, to operate in their niche at a price advantage to full-service companies such as ours. In any case, we expect that the market will continue to be attractive and that new entrants are likely.

If we fail to retain our key personnel and hire, train and retain additional qualified and experienced employees, we may not be able to compete effectively, or expand our consulting business and the number of Centers as planned, both of which could result in reduced revenues.

Our future success will depend to a large extent on retaining our core operating management team and recruiting sufficient qualified employees to manage and staff our Centers. There is likely to be a competitive labor market for such staff and there is no assurance that we will be able to attract and retain an adequate number of suitable employees. If we are unable to do this, then we may not be able to operate and expand our Centers as planned, which may reduce our revenues.

To be successful, we must strengthen awareness of our services through our marketing efforts and through establishment of additional iVOW Surgical Centers and SHS Centers. We have a limited marketing and business development force through which the efforts will be conducted, and we will rely heavily on each of these individuals. We cannot assure you that we will be able to attract and retain sufficient qualified personnel.

Our current key employees are Michael H. Owens, M.D., Chief Executive Officer, President and Chief Medical Officer; Richard Gomberg, Vice President of Finance and Chief Financial Officer; Joann Harper, Vice President, Program Development, Implementation, and Operations; Mary Pat Finn, Vice President of Sales; Mary Lou Walen, Associate Vice President, Customer Relations; and Aimee Johnston, Associate Vice President, Marketing Management Services. Key employees of our wholly-owned subsidiary SHS are Steve Morton, Ph.D., Assistant Vice President, Behavioral Services; Jeannette Beatty, Manager of Nutrition; and Pamela Adkins, Manager, Exercise and Testing. We also have entered into long-term consulting engagements with the co-founders of SHS, Dr. Frances Gough and Dr. Teresa Girolami. We do not maintain key personnel life insurance policies on any of these individuals. All of our employees and consultants may terminate their relationships with us at any time, with or without cause, and with or without notice.

If we are not able to attract and retain key doctors to participate in our advisory board, it may adversely affect our ability to develop our products and services and expand our business.

Members of our clinical advisory board consult with us exclusively but are free to consult with other non-competing companies and are employed elsewhere on a full-time basis. As a result, they only spend a limited amount of time on our business. Although we have entered into consulting agreements, including confidentiality provisions with each of the members of our clinical advisory board, the consulting and confidentiality agreements between us and each of the members of our clinical advisory board may be terminated or breached.

Our failure to effectively manage our growth could have a material adverse effect on our business.

Growth in our business will place a significant strain on our management systems and resources. We have only recently begun to focus on providing management services, and we have hired persons with appropriate skills. However, these people have not previously worked together, and it will take time and effort to develop efficient working processes and relationships. We will need to continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our workforce. We are a small company with limited resources, so we lack the ability to increase our capacity to provide services prior to assurances that those services will be paid for by customers. As a result, each new management contract will require significant operational efforts as we hire personnel to staff the new project. We will have to maintain close coordination among our technical, accounting, finance, marketing and sales departments.

Risks Related to the Securities Markets and Ownership of our Common Stock

Future sales of our common stock in the public market could cause our stock price to fall.

In the private placement financing we completed on February 23, 2006, we issued 290,000 shares of common stock and warrants to purchase 144,998 shares of common stock. We also issued a warrant to purchase 23,200 shares of common stock and a warrant to purchase 11,600 shares of common stock to our placement agent, Dawson James Securities. In the private placement financing we completed on July 26, 2005, we issued 833,328 shares of common stock and warrants to purchase 833,328 shares of common stock. We also issued  a warrant to purchase 83,332 shares of common stock to our placement agent, Dawson James Securities. In connection with the private placement,  we issued 177,252 shares of common stock and warrants to purchase 124,608 shares of common stock in exchange for the 826,447 outstanding shares of Series A preferred stock (the “Series A exchange”). In total, we issued 1,010,580 shares of common stock and warrants to purchase 1,041,268 shares of common stock in the July 2005 private placement and the Series A exchange.

As of February 28, 2006 we had 2,657,663 shares of outstanding common stock. As part of the above transactions, we have filed a registration statement for the July 26, 2005 financing and will be filing a registration statement by April 8, 2006 related to the February 23, 2006 financing. Sales of these shares of common stock, or the perception that such sales might occur, could cause the market price of our common stock to decline.

There is a limited market for our common stock and therefore investors may not be able to liquidate their investment in the foreseeable future, if at all.

There is a limited market for our common stock even though it is publicly quoted, and the market is not expected to increase significantly in the foreseeable future. For example, we only have approximately 180 stockholders of record and the average daily trading volume in our stock is approximately 12,500 shares. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market. The lack of an active trading market in our stock may also cause investors to be unable to sell all of their desired shares of common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. An investment in our company is highly speculative, and an investor should be able to withstand a total loss of the investment.

Our stock price could continue to be volatile and your investment in our common stock could suffer a decline in value, adversely affecting our ability to raise additional capital.

The market prices and trading volumes for securities of emerging companies, like ours, have historically been highly volatile and have experienced significant fluctuations unrelated to the operating performance. The market price of our common stock has historically been highly volatile. For example, between March 2005 and February 2006, the trading price of our common stock ranged from $2.30 to $13.90. The trading price of our common stock may continue to be significantly affected by factors such as:

•                  actual or anticipated fluctuations in our operating results,

•                  our ability to remain listed on Nasdaq,

•                  changes in financial estimates by securities analysts,

•                  announcements of technological innovations,

•                  new products or new contracts by us or our competitors,

•                  regulatory announcements,

•                  developments with respect to patents or proprietary rights,

•                  conditions and trends in the medical device and other technology industries,

•                  adoption of new accounting standards affecting the health services and disease management industries, and

•                  general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for shares of early stage companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Such litigation, if brought against us, could result in substantial costs and a diversion of management’s attention and resources.

We intend to issue additional shares of our equity securities in the future to raise funds to support our operations.

We intend to seek to raise additional capital through the sale of our equity or other securities to support our financial needs. Potential investors should be aware that any security issuance may result in reduction of the book value or market price, if any, of the outstanding shares of common stock. If we issue any additional shares of common stock or preferred stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. Further, any new issuance of shares may result in a change of control of our management or the Company.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•                  authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•                  provide for a classified board of directors, with each director serving a staggered three-year term;

•                  prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•                  prohibiting our stockholders from making certain changes to our restated certificate of incorporation or restated bylaws except with 66 2/3% stockholder approval; and

•                  require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Risks Related to our Intellectual Property and Potential Litigation

We depend on our intellectual property for the establishment and operation of our iVOW Surgical Centers and SHS Centers.

We rely on a combination of trade secrets, know-how and confidentiality restrictions for the establishment and operation of our iVOW Surgical Centers and SHS Centers. Despite these precautions, it may be possible for unauthorized parties to copy our intellectual property or otherwise obtain and use information that we regard as proprietary. We do not have any patent protection for our business, and existing intellectual property laws provide only limited protection. We have expended significant efforts devising the types of products and services we will offer and the manner in which these will be delivered. Our ability to maintain the secrecy and confidentiality of our trade secrets and internal knowledge is crucial to the success of our business. Any failure to do so may negatively impact our prospects. We also may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

We may be subject to product liability claims and have limited insurance coverage.

We face an inherent and significant business risk of exposure to product liability claims in the event that the use of our products, which were sold by us prior to the sale of the Visualization Technology business, results in personal injury or death. Also, in the event that any of those products proves to be defective, we may be required to recall or redesign such products. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage would negatively impact our business.

If we are unable to protect our intellectual property related to the technology transferred to Viking, we may be unable to prevent other companies from using such technology in competitive products.

We maintain ownership of the technology transferred to Viking in connection with the sale of our Visualization Technology business in April 2004. In the event Viking does not make the required royalty payments to us, their rights in the technology will be terminated. In such case, we will be able to continue to commercialize that technology. To the extent we decide to incorporate that technology into our business, our future success will depend, in part, on our ability to continue developing patentable products, enforcing our patents and obtaining patent protection for our products both in the United States and in other countries. The patent positions of medical device companies, however, are generally uncertain and involve complex legal and factual questions. Patents may never issue from any patent applications owned by or licensed to us. Even if patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents owned by or licensed to us may be challenged, invalidated or circumvented, or the rights granted thereunder may not provide us with competitive advantages. Further, the medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would result in substantial expense, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of proprietary rights of third parties or whether our products, processes or procedures infringe any such third-party proprietary rights.

In addition to patents, we rely on unpatented trade secrets to protect our business and our proprietary technology. Others may independently develop or otherwise acquire the same or substantially equivalent plans or technologies or otherwise gain access to our proprietary technology or disclose our plans or technology. It is difficult to protect rights to unpatented ideas, plans or proprietary technology. Third parties may obtain patent rights to these unpatented trade secrets, which patent rights could be used to assert claims against us. We also rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants to protect our proprietary technology. These agreements may be breached, we may not have adequate remedies for any breach and our trade secrets may otherwise become known or be independently developed by competitors. In addition, our agreements with employees and consultants require disclosure of ideas, developments, discoveries or inventions conceived during employment or consulting, as the case may be, and assignment to us of proprietary rights to such matters related to our business and technology. The extent to which efforts by others will result in patents and the effect on us of the issuance of such patents is unknown.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holders identified below under “Selling Security Holders” will receive all of the proceeds from the sale of the shares offered by this prospectus. We will receive no proceeds from this offering, with the exception of proceeds received upon exercise of the warrants to the extent they are exercised as discussed above under “Prospectus Summary.” We intend to use any proceeds we receive from the warrant exercises for general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth the name of each of selling security holder, the number of shares of our common stock beneficially owned by each selling security holder immediately prior to the date of this prospectus, the number of shares subject to, exercisable warrants to purchase our common stock, the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by each selling security holder after the offering is complete, and the percentage ownership of our common stock of each selling security holder after the offering is complete. This information is based upon information provided to us by each selling security holder with respect to itself only. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to shares. Pursuant to these rules, shares issuable upon the exercise of any security held by a selling security holder that is exercisable for shares of our common stock within 60 days of February 28, 2006 is considered outstanding for purposes of calculating the percentage owned by such selling security holder, but not for purposes of calculating the percentage owned by any other selling security holder. The percentage of shares held is based on a total of 2,657,663 shares of our common stock outstanding as of February 28, 2006.

	Securities Beneficially Owned Prior to Offering					Shares Beneficially Owned After the Offering
Selling Security Holders	Shares	Shares Underlying Warrants	Total	Percent	Number of Shares Being Registered	Shares	Shares Underlying Warrants	Percent

Baleno, John	7,837	3,918	11,755	*	11,755	—	—	*
Christensen, John P.	34,289	15,674	49,963	1.9%	47,022	2,941	—	*
Dawson James Securities, Inc. (1)(2)	—	94,541	94,541	3.4%	11,208	—	83,333	3.0%
Fox, William (1)	—	1,950	1,950	*	450	—	1,500	*
Hands, Thomas (1)	—	1,950	1,950	*	450	—	1,500	*
Kaiser, Douglas (1)	—	15,348	15,348	*	3,900	—	11,448	*
Keyser, John (1)	—	1,786	1,786	*	1,786	—	—	*
Keyser, Robert D., Jr. (1)	—	55,074	55,074	2.0%	3,900	—	51,174	1.9%
Lyons, Allan R.	17,837	16,418	34,255	1.3%	11,755	10,000	12,500	*
NuVision Holdings LLC (3)	47,022	23,511	70,533	2.6%	70,533	—	—	*
Poliak, Albert (1)	—	52,982	52,982	2.0%	3,900	—	49,082	1.8%
Salvatore, Frank (1)	—	15,348	15,348	*	3,900	—	11,448	*
Steel, Kenneth A., Jr.	54,891	64,945	119,836	4.4%	82,336	—	37,500	1.4%
Tringas, Alex	15,674	66,660	82,334	3.0%	23,511	—	58,823	2.2%
Whalehaven Capital Fund Limited (4)	186,087	137,691	323,778	11.6%	188,086	60,696	74,996	5.0%
Weinstein, David (1)	—	7,740	7,740	*	5,306	—	2,434	*

Total:	363,637	575,536	939,173	29.0%	469,798	73,637	395,738	15.4%

*  Less than 1%

(1)       Consists of (a) the shares of common stock issuable upon exercise of a warrant to purchase Units, each Unit consisting of one share of our common stock and a warrant to purchase one-half share of our common stock, and (b) the shares underlying the warrant issuable upon exercise of warrant to purchase Units.

(2)       Robert D. Keyser, Jr., Chief Executive Officer, and Albert J. Poliak, President of Dawson James Securities, Inc., hold voting and investment power over all of the shares being offered by Dawson James Securities, Inc. in this prospectus.

(3)       Steven K. Kian, President of NuVision Holdings LLC, holds voting and investment power over all of the shares being offered by NuVision Holdings LLC in this prospectus.

(4)       Arthur Jones, Jennifer Kelly and Derek Wood, directors of Whalehaven Capital Fund Limited, hold voting and investment power over all of the shares being offered by Whalehaven Capital Fund Limited in this prospectus.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; and

• any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the 1993 Act.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We have notified the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling security holders.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman LLP, San Diego, California.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2005 and 2004, and for the years then ended, included in our Annual Report on Form 10-KSB for the year ended December 31, 2005 have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their report dated March 20, 2006, which is also incorporated by reference in this prospectus and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Securities and Exchange Commission allows us to “incorporate by reference” certain of our publicly-filed documents in this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the Securities and Exchange Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents previously filed by us with the Securities and Exchange Commission, or SEC, pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

1.         Our Annual Report on Form 10-KSB for the year ended December 31, 2005 filed on March 31, 2006;

2.         Our Current Reports on Form 8-K filed January 17, 2006, February 13, 2006, February 24, 2006, April 7, 2006 and April 20, 2006;

3.          The description of our common stock contained in our registration statement on Form S-1 (File No. 333-22985) filed with the SEC on July 2, 1997, including any amendment or report filed for the purpose of updating such description.

All other documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”),  after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: iVOW, Inc, 11455 El Camino Real, Suite 140, San Diego, California 92130, Attention: Chief Financial Officer, telephone: (858) 703-2820. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s website at www.sec.gov, as well as at our website at www.ivow.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the SEC’s Public Reference Rooms.

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